Exhibit 99.1

For Immediate Release

Contact:	Mark Collin
Phone: 603-773-6612
Fax: 603-773-6812
Email: collin@unitil.com

Unitil Reports Third Quarter Earnings

Hampton, NH – October 26, 2006: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced earnings of $1.8 million for the third quarter of 2006, up $0.2 million compared to the third quarter of 2005. The improvement in earnings was primarily driven by the recent approval of new electric distribution base rates for Unitil Energy Systems, Inc. (“UES”), Unitil’s New Hampshire electric utility subsidiary. Earnings per common share were $0.32 for the third quarter of 2006, an improvement of $0.04 per share compared with earnings of $0.28 per share for the third quarter of 2005.

The new distribution base rates for UES were approved by the New Hampshire Public Utilities Commission (the “Commission”) on October 6, 2006. The Commission’s rate order approved a comprehensive settlement agreement which provides for an increase in UES’ base rates of $2.3 million to be applied as of January 1, 2006, together with other rate increases related to utility plant investments in 2006 and the recovery of energy supply-related administrative costs. In addition, the settlement agreement resolves the recovery in rates of employee and retiree pension and other post-retirement benefit costs and other utility operating expenses.

For the nine month period ended September 30, 2006, earnings were $5.2 million compared to $5.7 million in 2005. Through the first nine months, earnings per share were $0.93 for 2006 compared with $1.03 per share for 2005. This decrease in earnings reflects lower gas and electric sales primarily due to milder weather this year compared to the same nine-month period in 2005. The impacts of the New Hampshire electric distribution base rate case are reflected in the Company’s consolidated financial statements for both the three and nine month periods ending September 30, 2006.

“We are pleased with our third quarter results which reflect the favorable financial impact of the Company’s recently approved electric rate settlement in New Hampshire,” said Robert G. Schoenberger, Unitil’s Chairman, President and Chief Executive Officer. “We are also making good progress on other business initiatives, including implementation of a system-wide advanced metering system for both our gas and electric utility operations and the continued growth of our Usource energy brokering business.”

Total electric sales in the three and nine months ended September 30, 2006 were down 3.2% and 1.7%, respectively, in the Company’s utility service territories compared to the same periods in 2005. The declines in sales reflect significantly milder weather in both the winter heating season and summer cooling season and a continued trend toward lower average monthly energy usage by customers during a period of higher energy prices.

Total sales of natural gas increased 32.0% and 11.7% in the three and nine months ended September 30, 2006, respectively, compared to the same periods in 2005, primarily due to a new firm transportation contract with a large industrial customer. Absent the sales from this new contract, total gas sales were approximately 5.6% and 9.8% lower for the three and nine month periods ended September 30, 2006, respectively, compared to the same periods in 2005. These lower gas sales also reflect the significantly milder winter weather in 2006 as well as the trend towards lower average monthly energy usage by customers during a period of higher energy prices. The weather in the Company’s service territories in the winter of 2006 was approximately 12% warmer than in the same period for 2005, and included a record warm January.

Total Operation and Maintenance expenses decreased $0.2 million in the three month period ended September 30, 2006 compared to the same period in 2005. For the nine month period ended September 30, 2006, Operation and Maintenance expenses increased $1.3 million compared to the same period in 2005, reflecting higher retiree and employee benefit costs of $0.7 million, higher salaries and compensation expenses of $0.6 million and an increase in all other operating expenses of $0.2 million, net, partially offset by lower audit and legal fees of $0.2 million.

Depreciation, Amortization, Taxes and Other expenses decreased $1.0 million and $2.7 million, respectively, in the three and nine month periods ended September 30, 2006 compared to 2005, due to lower utility plant depreciation rates resulting from the New Hampshire rate settlement and lower amortization on regulatory assets, partially offset by increased depreciation on normal utility plant additions.

Interest Expense, Net increased $0.4 million and $0.7 million in the three and nine month periods ended September 30, 2006, respectively, due to higher borrowings and interest rates compared to last year.

Usource, our unregulated energy brokerage business, recorded revenue of $1.9 million in the first nine months of 2006, an increase of more than 25% over the same period last year. Usource’s revenues are primarily derived from fees and charges billed to suppliers as customers take delivery of energy from these suppliers under term contracts brokered by Usource. The Company will also realize future fees estimated at the end of September 2006 of $3.7 million from executed energy supply term contracts running 2007 through 2011.

In the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and nine months ended September 30, 2006 and 2005, by major customer class.

Electric kWh Sales (millions)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	% Change	2006	2005	% Change
Residential	188.6	193.8	(2.7)%	521.5	529.0	(1.4)%
Commercial/Industrial	294.9	305.5	(3.5)%	825.5	840.9	(1.8)%

Total	483.5	499.3	(3.2)%	1,347.0	1,369.9	(1.7)%

The following table details total firm therm sales of natural gas for the three and nine months ended September 30, 2006 and 2005, by major customer class.

Gas Firm Therm Sales (millions)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	% Change	2006	2005	% Change
Residential	0.7	0.7	—	7.7	8.6	(10.5)%
Commercial/Industrial	2.6	1.8	44.4%	12.4	9.4	31.9%

Total	3.3	2.5	32.0%	20.1	18.0	11.7%

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
Condensed Financial Data	2006	2005	2006	2005
Operating Revenues	$66,287	$56,654	$197,216	$168,093
Purchased Electric and Gas and Conservation & Load Management	50,125	39,836	146,953	116,450
Operation & Maintenance	6,558	6,770	20,127	18,785
Depreciation, Amortization, Taxes & Other	5,792	6,808	19,060	21,803

Operating Income	3,812	3,240	11,076	11,055
Interest Expense, Net	1,947	1,593	5,826	5,080
Other (Income) Expense	38	46	(55)	128

Net Income	1,827	1,601	5,305	5,847
Preferred Dividends	35	39	99	117

Net Income Applicable to Common Stock	$1,792	$1,562	$5,206	$5,730

Earnings per Common Share
Net Income Applicable to Common Stock	$0.32	$0.28	$0.93	$1.03
Average Common Shares Outstanding	5,619,082	5,577,051	5,605,765	5,563,114

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.